Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Chemical Technologies, Inc.
287 Park Avenue South
New York, NY 10010
https://www.chmtch.com/

Up to $1,069,999.10 in Preferred Stock at $2.15
Minimum Target Amount: $9,999.65

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Chemical Technologies, Inc.
Address: 287 Park Avenue South, New York, NY 10010
State of Incorporation: DE
Date Incorporated: October 02, 2017

Terms:

Equity

Offering Minimum: $9,999.65 | 4,651 shares of Preferred Stock
Offering Maximum: $1,069,999.10 | 497,674 shares of Preferred Stock
Type of Security Offered: Preferred Stock
Purchase Price of Security Offered: $2.15
Minimum Investment Amount (per investor): $494.50

**Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.*

Investment Incentives and Bonuses*

Time-Based

Ultra Early Bird

Invest within the first 48 hours and receive an additional 15% bonus shares

Super Early Bird

Invest within the next 4 days and receive an additional 10% bonus shares.

Very Early Bird

Invest within the next 7 days and receive an additional 7% bonus shares.

Early Bird

Invest within the next 10 days and receive an additional 5% bonus shares.

Amount-Based

Tier 1: $2000+

Receive 5% bonus shares

Tier 2: $10,000+

Receive 10% bonus shares

Tier 3: $20,000+

Receive 15% bonus shares

Tier 4: $100,000+

Receive 15% bonus shares plus a one-to-one virtual meeting with the CEO every six months.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Chemical Technologies, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $2.15/ share, you will receive 110 shares of Preferred Stock, meaning you'll own 110 shares for $215. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any).

The Company and its Business

Company Overview

Chemical Technologies, Inc. ("ChemTech AI") was incorporated in Delaware on October 2, 2017. ChemTech AI has developed unique software to maximize manufacturing efficiency, eliminate manufacturing waste, and reduce energy consumption and greenhouse gas emissions.

Our core product, the AI Operator is A.I. (artificial intelligence) based software designed to operate food, chemical, cosmetic, and oil & gas production lines.

AI Operator can fully automate a manufacturing process and provide consistent and optimum decisions in autopilot mode. It ensures waste-free, energy-efficient, and low-carbon emission production. Moreover, It automatically detects production issues in real-time before they happen.

Chemical Technologies, Inc. has a wholly-owned subsidiary ChemTech LLC.

Competitors and Industry

ChemTech AI operates in smart manufacturing and digital twins markets.

The smart manufacturing market by enabling technologies for digital twins is expected to grow at a CAGR of 68.9% from 2022 to 2027, reaching USD 43.6 billion by 2027, from USD 2.1 billion in 2021.

The global Smart Manufacturing Market was valued at USD 88.7 billion in 2021 and is projected to reach USD 228.2 billion by 2027; it is expected to grow at a CAGR of 18.5% from 2022 to 2027. The major drivers of the smart manufacturing market include the growing adoption of Industry 4.0, rising emphasis on industrial automation in manufacturing processes

Source:

https://www.prnewswire.com/news-releases/smart-manufacturing-market-worth-228-2-billion-by-2027--exclusive-report-by-marketsandmarkets-301468321.html

The Company has several major competitors in the smart manufacturing and digital twins markets. The market's major players are Siemens, General Electric, Rockwell Automation, Schneider Electric, Honeywell, and Aspen Technology. The company stands in the industry because of the proprietary technology and product design that provided competitive advantages such as low cost of product implementation and rapid integration timeline. Moreover, the product doesn't require additional hardware. It is compatible with 30-years industrial automatization system and ready to scale across different manufacturing sites.

Current Stage and Roadmap

Our software is complete. Initial customers successfully validated the early version of our AI Operator software like one of the top American producers International Flavors & Fragrances (NYSE: IFF), initially ordered it in 2020 and renewed the subscription in 2021. Moreover, the customer ordered the AI Operator for another manufacturing site.

The Company has been focused on the product and technology to validate customer needs and receive positive feedback from the early adopters. We plan to invest substantial resources in growing our commercial sales capabilities by doubling the number of customers from year to year.

The Team

Officers and Directors

Name: Oleg Giiazov

Oleg Giiazov's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO

Dates of Service: December 14, 2021 - Present
Responsibilities: Managing a company's overall operations

- **Position:** President
  Dates of Service: February 20, 2021 - Present
  Responsibilities: Managing a company's overall operations.

- **Position:** Member of the board of directors
  Dates of Service: October 01, 2018 - Present
  Responsibilities: Makes decisions as a fiduciary on behalf of shareholders

- **Position:** Secretary
  Dates of Service: December 14, 2021 - Present
  Responsibilities: Share information with the board and managers on best practices for corporate governance and work with them to uphold them

Other business experience in the past three years:

- **Employer:** Chemical Technologies, Inc.
  Title: Commercial Director
  Dates of Service: October 01, 2018 - March 01, 2021
  Responsibilities: Developing and implementing commercial strategies.

Other business experience in the past three years:

- **Employer:** Chemical Technologies, Inc.
  Title: CTO
  Dates of Service: March 01, 2020 - December 14, 2021
  Responsibilities: responsible for overseeing the development and dissemination of technology and products

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk

An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company’s Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it’s a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an “accredited investor,” as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company is offering Preferred Stock in the amount of up to $ 1,069,999 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons

relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Preferred Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Preferred Stock. In addition, if we need to raise more equity capital from the sale of Common or Preferred Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not

materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Minority Holder; Securities with Voting Rights
The Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and

adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits

Chemical Technologies, Inc. was formed on October 2, 2017. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Chemical Technologies, Inc. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history, and few customers. If you are investing in this company, it's because you think that Chemical Technologies, Inc. is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FTC (Federal Trade Commission) and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business
We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks
As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on Chemical Technologies, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Chemical Technologies, Inc. could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from company insiders or immediate family members.
Officers, directors, executives, and existing owners with a controlling stake in the company (or their immediate family members) may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Oleg Giiazov	1,924,748	Common Stock	77.138%
Oleg Giiazov	2,311,897	Preferred Stock	

The Company's Securities

The Company has authorized Common Stock, SAFE I_$300,000, SAFE I_$150,000, SAFE III_$150,000, SAFE IV_$100,000, SAFE V_$8,150, SAFE VI_$60,000, SAFE VIII_$20,000, SAFE VII_$50,000, and Preferred Stock. As part of the Regulation Crowdfunding raise, the Company will be offering up to 497,674 of Preferred Stock.

Common Stock

The amount of security authorized is 14,288,697 with a total of 1,924,748 outstanding.

Voting Rights

Voting. Except as otherwise provided herein or by applicable law, the holders of the Common Stock and the holders of the Preferred Stock shall at all times vote together as one class on all matters submitted to a vote or for the consent of the stockholders of the Corporation. The holders of the Common Stock are entitled to ten (10) votes for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

Material Rights

The dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein.

Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock, the remaining funds and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

SAFE I_$300,000

The security will convert into Simple agreement for future equity (safe) and the terms of the SAFE I_$300,000 are outlined below:

Amount outstanding: $300,000.00
Maturity Date: October 23, 2019
Interest Rate: %
Discount Rate: %
Valuation Cap: $6,000,000.00
Conversion Trigger: Equity Financing, Liquidity Event

Material Rights

(a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

SAFE I_$150,000

The security will convert into Simple agreement for future equity (safe) and the terms of the SAFE I_$150,000 are outlined below:

Amount outstanding: $150,000.00
Maturity Date: January 22, 2020
Interest Rate: %
Discount Rate: %
Valuation Cap: $6,000,000.00
Conversion Trigger: Equity Financing, Liquidity Event

Material Rights

(a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-

Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

SAFE III_$150,000

The security will convert into Simple agreement for future equity (safe) and the terms of the SAFE III_$150,000 are outlined below:

Amount outstanding: $150,000.00
Maturity Date: November 21, 2019
Interest Rate: %
Discount Rate: %
Valuation Cap: $6,000,000.00
Conversion Trigger: Equity Financing, Liquidity Event

Material Rights

(a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

SAFE IV_$100,000

The security will convert into Simple agreement for future equity (safe) and the terms of the SAFE IV_$100,000 are outlined below:

Amount outstanding: $100,000.00
Maturity Date: March 17, 2021
Interest Rate: %
Discount Rate: %
Valuation Cap: $9,000,000.00
Conversion Trigger: Equity Financing, Liquidity Event

Material Rights

(a) Equity Financing. If there is an Equity Financing before the termination of this

Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

SAFE V_$8,150

The security will convert into Simple agreement for future equity. postmoney - valuation cap only and the terms of the SAFE V_$8,150 are outlined below:

Amount outstanding: $8,150.00
Maturity Date: March 22, 2021
Interest Rate: %
Discount Rate: %
Valuation Cap: $9,000,000.00
Conversion Trigger: Equity Financing, Liquidity Event

Material Rights

(a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

SAFE VI_$60,000

The security will convert into Simple agreement for future equity(safe) and the terms of the SAFE VI_$60,000 are outlined below:

Amount outstanding: $60,000.00
Maturity Date: September 17, 2021
Interest Rate: %
Discount Rate: %
Valuation Cap: $9,000,000.00
Conversion Trigger: Equity Financing, Liquidity Event

Material Rights

(a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

SAFE VIII_$20,000

The security will convert into Simple agreement for future equity (safe) and the terms of the SAFE VIII_$20,000 are outlined below:

Amount outstanding: $20,000.00
Maturity Date: March 10, 212022
Interest Rate: %
Discount Rate: %
Valuation Cap: $9,000,000.00
Conversion Trigger: Equity Financing, Liquidity Event

Material Rights

(a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

SAFE VII_$50,000

The security will convert into Simple agreement for future equity. postmoney - valuation cap only and the terms of the SAFE VII_$50,000 are outlined below:

Amount outstanding: $50,000.00
Maturity Date: February 26, 2022
Interest Rate: %
Discount Rate: %
Valuation Cap: $10,000,000.00
Conversion Trigger: Equity Financing, Liquidity Event

Material Rights

(a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price.

In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor.

(b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws.

Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d).

(c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

Preferred Stock

The amount of security authorized is 12,363,949 with a total of 7,363,949 outstanding.

Voting Rights

2. Voting. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder shall be entitled to one (1) vote for each share of Seed Preferred Stock held by such holder on the record date for the meeting. Fractional votes shall not be permitted and any fractional voting rights available shall be rounded to the nearest whole number (with one-half being rounded upward).

Material Rights

1. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1. Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the Original Issue Price (as defined below) for such share of Preferred Stock, plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Original Issue Price" shall mean $0.41 per share for the Series Seed Preferred Stock.

1.2. Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

What it means to be a minority holder

As a minority holder of Preferred Stock of the company, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor’s stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock. If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** SAFE
  Final amount sold: $300,000.00
  Use of proceeds: product development, marketing, operational expenses
  Date: October 23, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $150,000.00
  Use of proceeds: product development, operational expenses, sales and marketing
  Date: January 22, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $150,000.00
  Use of proceeds: product development, operational expenses, sales and marketing
  Date: November 21, 2019

Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $100,000.00
  Use of proceeds: product development, operational expenses, sales and marketing
  Date: March 17, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $60,000.00
  Use of proceeds: product development, operational expenses, sales and marketing
  Date: September 17, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $20,000.00
  Use of proceeds: product development, operational expenses, sales and marketing
  Date: March 10, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $8,150.00
  Use of proceeds: product development, operational expenses, sales and marketing
  Date: March 22, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $50,000.00
  Use of proceeds: product development, operational expenses, sales and marketing
  Date: February 26, 2022
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** KISS-A
  Final amount sold: $112,500.00
  Use of proceeds: product development, operational expenses, sales and marketing
  Date: June 20, 2019
  Offering exemption relied upon: Section 4(a)(2)

- **Name:** Preferred Stock
  Type of security sold: Equity

Final amount sold: $200,000.00
Number of Securities Sold: 483,563
Use of proceeds: product development, operational expenses, sales and marketing
Date: September 10, 2018
Offering exemption relied upon: Section 4(a)(2)

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $105,000.00
  Number of Securities Sold: 254,507
  Use of proceeds: product development, operational expenses, sales and marketing
  Date: January 22, 2019
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

Year ended December 31, 2021 compared to year ended December 31, 2020

Revenue

For the period ended December 31, 2021, the Company had revenues of $123,970 compared to the year ended December 31, 2020, when the Company had revenue of $102,470. Chemical Technologies, Inc. is currently in the initial sales phase of its product.

Cost of sales

For the period ended December 31, 2020, the Company had revenues of $0 compared to the year ended December 31, 2019, when the Company had revenue of $0. The

Company product the AI Operator software was on the initial sales phase, the Company didn't have dedicated sales team and cost of sales dedicated expenses.

Expenses

The Company operating expenses totaled $353,368 for the fiscal year ended December 31, 2021, compared to $ 548,949 for the fiscal year ended December 31, 2020. General and administrative expenses decreased from $525,036 in 2020 to $313,236 in 2021. Advertising and marketing costs increased from $23,912 in 2020 to $ 40,132 in 2021. The key expenses were contractor salaries, compensation and benefits, marketing, fees for professional services and patents, research and development.

Historical results and cash flows:

The Company is currently in the growth stage and revenue generating. Past cash was primarily generated through sales for the initial early adopter customers. Our goal is to continue to grow product revenue with new and existing customers located in the US and outside creating recurring reveneue streams in the next 1-2 years.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of May 2022, the Company has $6,372.06 in cash to fund operations. The company has up to $238,000 of account receivables. The company current investors can provide up to $300,000 loan.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

These funds are critical to accelerate ongoing product development, sales, and marketing initiatives to remain competitive and increase our market share in the fast-growing smart manufacturing industry. We have ongoing revenue from operations. While these campaign funds may not be so critical to our current operations, they will help us expand much more quickly and confidently.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has raised, approximately 75% will be made up of funds raised from this crowdfunding campaign, if we reach the maximum funding goal.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

Our current working capital is sufficient for the next 6 months. If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for the next 7 months.

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 2 years and increase our burn rate to more aggressively pursue our markets.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

We are contemplating raising capital concurrently with this campaign from private investors as well as after the campaign.

Indebtedness

- **Creditor:** Forward Financing
  Amount Owed: $7,286.00
  Interest Rate: 0.0%
  Maturity Date: November 06, 2022
  $89.86 per day payment

- **Creditor:** ISLA Ventures LLC
  Amount Owed: $150,000.00
  Interest Rate: 0.0%
  SAFE Equity Financing. (a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price. In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with

appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor. (b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d). (c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

- **Creditor:** Momenta Ventures AG
  Amount Owed: $150,000.00
  Interest Rate: 0.0%
  SAFE Equity Financing. (a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price. In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along

applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor. (b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d). (c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

- **Creditor:** SNR -3 dB, L.P.
  Amount Owed: $300,000.00
  Interest Rate: 0.0%
  SAFE Equity Financing. (a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price. In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part

of the Investor. (b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d). (c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

- **Creditor:** SNR -3 dB, L.P.
  Amount Owed: $100,000.00
  Interest Rate: 0.0%
  SAFE Equity Financing. (a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price. In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor. (b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a

portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d). (c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

- **Creditor:** SNR -3 dB, L.P.
  Amount Owed: $60,000.00
  Interest Rate: 0.0%
  SAFE Equity Financing. (a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price. In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor. (b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater

of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d). (c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

- **Creditor:** Vladimir Usachev
  Amount Owed: $8,150.00
  Interest Rate: 0.0%
  SAFE Equity Financing. (a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price. In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor. (b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount

divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d). (c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

- **Creditor:** 500 Startups V, L.P.
  Amount Owed: $112,500.00
  Interest Rate: 0.0%
  KISS-A SAFE Equity Financing. Conversion of this KISS-A. 2.1 Next Equity Financing. Upon the closing of the Next Equity Financing, this KISS-A will be automatically converted into a number of Conversion Shares equal to the Target Conversion Shares. At least fifteen (15) business days prior to the closing of the Next Equity Financing, the Company shall notify the Investor in writing of the terms under which the Next Preferred Stock of the Company will be sold in such financing. The issuance of Conversion Shares pursuant to the conversion of this KISS-A shall be upon and subject to the same terms and conditions applicable to the Next Preferred Stock sold in the Next Equity Financing (or the Shadow Series, as applicable). 2.2 Corporate Transaction. In the event of a Corporate Transaction prior to the conversion of this KISS-A pursuant to Section 2.1 or 2.3, at the Investor's election, (i) this KISS-A shall be converted into that number of Conversion Shares equal to the Target Conversion Shares, or (ii) the Investor shall be paid the Corporate Transaction Payment, prior and in preference to any distribution of any of the cash or other assets of the Company to holders of the Company's capital stock by reason of their ownership of such stock. At least ten (10) days prior to the closing of the Corporate Transaction, the Company shall notify the Investor in writing of the terms of the Corporate Transaction. 2.3 Optional Conversion. Unless earlier converted to Conversion Shares or paid pursuant to Section 2.1 or 2.2, at the Investor's election at any time on or after the Optional Conversion Date, this KISS-A shall be converted into that number of Conversion Shares equal to the Target Conversion Shares. 2.4 No Fractional Shares. Upon the conversion of this KISS-A into Conversion Shares, in lieu of

any fractional shares to which the holder of this KISS would otherwise be entitled, the Company shall pay the holder cash equal to such fraction multiplied by the Conversion Price. 2.5 Mechanics of Conversion. As promptly as practicable after the conversion of this KISS-A, the Company, at its expense, will issue and deliver to the Investor, upon surrender of this KISS-A, a certificate or certificates for the number of Conversion Shares. Conversion of this KISS-A shall be contingent upon the closing of the Next Equity Financing or Corporate Transaction.

- **Creditor:** Payplant Alternatives Fund LLC
  Amount Owed: $120,239.00
  Interest Rate: 18.0%
  The company entered into a Factoring agreement with PayplantAlternatives Fund, who can advance up to 80% of an invoice

- **Creditor:** Chemtech LLC
  Amount Owed: $11,000.00
  Interest Rate: 0.0%

Related Party Transactions

- **Name of Entity:** Oleg Giiazov
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: On July 9, 2020, the Company entered into a loan agreement with Oleg Giiazov, the President of Chemical Technologies Inc. in the amount of $15,100, which bears no interest rate.
  Material Terms: The Borrower agrees to repay the loan no later than July 9, 2022, inclusively

- **Name of Entity:** Vladimir Usachev
  Relationship to Company: Minority shareholder who owns less than 20% of the company.
  Nature / amount of interest in the transaction: $8,150 loan.
  Material Terms: The loan bear no interest rate and has no set maturity date

- **Name of Entity:** Chemtech LLC
  Names of 20% owners: Chemical Technologies, Inc.
  Relationship to Company: 100% subsidiary company
  Nature / amount of interest in the transaction: $11,000 loan
  Material Terms: The loan bear no interest rate and has no set maturity date

- **Name of Entity:** Vladimir Usachev
  Relationship to Company: Minority shareholder who owns less than 20% of the company.
  Nature / amount of interest in the transaction: The company issued a Simple

Agreement for Future Equity in the amount of $50,000 to one of its owners, Vladimir Usachev. The Post-Money Valuation Capisset to$10,000,000
Material Terms: SAFE Equity Financing (a) Equity Financing. If there is an Equity Financing before the termination of this Safe, on the initial closing of such Equity Financing, this Safe will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the Safe Price. In connection with the automatic conversion of this Safe into shares of Standard Preferred Stock or Safe Preferred Stock, the Investor will execute and deliver to the Company all of the transaction documents related to the Equity Financing; provided, that such documents are the same documents to be entered into with the purchasers of Standard Preferred Stock, with appropriate variations for the Safe Preferred Stock if applicable, and provided further, that such documents have customary exceptions to any drag-along applicable to the Investor, including, without limitation, limited representations and warranties and limited liability and indemnification obligations on the part of the Investor. (b) Liquidity Event. If there is a Liquidity Event before the termination of this Safe, this Safe will automatically be entitled to receive a portion of Proceeds, due and payable to the Investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If any of the Company's securityholders are given a choice as to the form and amount of Proceeds to be received in a Liquidity Event, the Investor will be given the same choice, provided that the Investor may not choose to receive a form of consideration that the Investor would be ineligible to receive as a result of the Investor's failure to satisfy any requirement or limitation generally applicable to the Company's securityholders, or under any applicable laws. Notwithstanding the foregoing, in connection with a Change of Control intended to qualify as a tax-free reorganization, the Company may reduce the cash portion of Proceeds payable to the Investor by the amount determined by its board of directors in good faith for such Change of Control to qualify as a tax-free reorganization for U.S. federal income tax purposes, provided that such reduction (A) does not reduce the total Proceeds payable to such Investor and (B) is applied in the same manner and on a pro rata basis to all securityholders who have equal priority to the Investor under Section 1(d). (c) Dissolution Event. If there is a Dissolution Event before the termination of this Safe, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event.

- **Name of Entity:** Chemtech LLC
  Names of 20% owners: Chemical Technologies, Inc.
  Relationship to Company: 100% subsidiary company

Nature / amount of interest in the transaction: During the past period, the Company conducted software development activities, including license agreements with Chemtech LLC, which in total amounted to $125,750 in 2021 and $277,800 in 2020. There were no outstanding receivables as of December 31, 2021, and December 31, 2020.
Material Terms: There were no outstanding receivables as of December 31, 2021, and December 31, 2020.

Valuation

Pre-Money Valuation: $19,970,698.55

Valuation Details:

The company has set its pre-money valuation at $19,970,698.55 based on an analysis of several factors. Most notably, the smart-manufacturing market opportunity for digital-twin technologies is vast and growing, and the impressive company results to date. Support for this valuation is summarized below.

The smart manufacturing market by enabling technologies for digital twins is expected to grow at a CAGR of 68.9% from 2022 to 2027, reaching USD 43.6 billion by 2027, from USD 2.1 billion in 2021

Initial customers successfully validated the product AI Operator software. One of the top American producers International Flavors & Fragrances (NYSE: IFF) initially ordered it in 2020 and renewed the subscription in 2021 for the following year. Moreover, the customer ordered the AI Operator for other manufacturing sites.

ChemTech AI and the AI Operator software were industry-recognized:

- Top 3 Best AR/VR/AI Technology finalists by HP Award.

- Top 5 AI Solutions Impacting Heavy Industries by StartUs Insights.

- Top 5 AI Solutions Impacting Process Industries by StartUs Insights.

- 500 Startup Alumni - the world-famous Silicon Valley startup accelerator

Our AI software has accumulated data from thousands of sensors across chemical, cosmetic, food, and oil and gas factories. It's ready to scale across booming smart manufacturing and digital twin markets:

The company founder and CEO Oleg Giiazov is a world-recognized engineer who has earned numerous achievements, including:

- 2017 HP Awards, Most Promising Engineer Winner

- 2019 HP Awards, Best AR/VR/AI Technology Finalist

- 2018 HP Awards, Best Refining Technology Finalist

- 2014 World Economic Forum, Technology Pioneer Nominationtion

- 2014 World Economic Forum, Technology Pioneer Nomination

- 2013 IHS Markit CERAWeek, Energy Innovation Pioneer Winner

Oleg Giiazov is an experienced entrepreneur in the manufacturing industry.

Mr. Giiazov's previous startup's technology, MAX-ISOM, was successfully acquired by one of the top American engineering companies, Kellogg Brown & Root (NYSE: KBR).

Chemical Technologies, Inc. set its valuation internally, without a formal-third party independent evaluation. The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed: (i) all preferred stock is converted to common stock; (ii) all outstanding options and warrants are exercised; and (iii) any shares reserved for issuance under a stock plan are issued.

The pre-money valuation does not take into account any convertible securities currently outstanding. The Company currently has $838,150 in SAFEs outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,999.65 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *StartEngine Service Fees*
  96.5%
  Fees for certain services provided by StartEngine.

If we raise the over allotment amount of $1,069,999.10, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  20.0%
  As the Company is growing rapidly, additional working capital is needed to fund all areas of the company

- *Company Employment*
  45.0%

We plan on expanding the team to meet our engineering, development, and sales goals.

- *Marketing*
  31.5%
  The Company is increasing its marketing and advertising outreach to continue its revenue growth

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.chmtch.com/ (https://www.chmtch.com/invest).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at:
www.startengine.com/chemtech

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Chemical Technologies, Inc.

[See attached]

CHEMICAL TECHNOLOGIES, INC.

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Chemical Technologies, Inc.
Dover, Delaware

We have reviewed the accompanying financial statements of Chemical Technologies, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 10, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

March 28, 2022
Los Angeles, California

CHEMICAL TECHNOLOGIES INC.
BALANCE SHEET
(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	12,769	$	7,500
Acccounts Receivable, net		103,800		40,000
Due from Related Parties		15,100		15,100
Total Current Assets		**131,669**		**62,600**
Total Assets	**$**	**131,669**	**$**	**62,600**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Accounts Payable	$	4,661	$	-
Factoring		120,239		31,988
Forward financing		7,286		-
Amount due from related parties		19,150		-
Other Current Liabilities		883		2,597
Total Current Liabilities		**152,219**		**34,585**
KISS-A		112,500		112,500
Simple Agreement for Future Equity (SAFEs)		760,000		600,000
Total Liabilities		**1,024,719**		**747,085**
STOCKHOLDERS EQUITY				
Common Stock		42		42
Preferred Stock		43		43
Additional Paid in Capital		275,004		275,004
Retained Earnings/(Accumulated Deficit)		(1,168,139)		(959,573)
Total Stockholders' Equity		**(893,050)**		**(684,484)**
Total Liabilities and Stockholders' Equity	**$**	**131,669**	**$**	**62,600**

See accompanying notes to financial statements.

CHEMICAL TECHNOLOGIES INC.

STATEMENTS OF OPERATIONS

(UNAUDITED)

For Fiscal Year Ended December 31,		**2021**		**2020**
(USD $ in Dollars)				
Net Revenue	$	123,970	$	102,470
Cost of Revenue		-		-
Gross profit		123,970		102,470
Operating expenses				
General and Administrative		313,236		525,036
Sales and Marketing		40,132		23,912
Total operating expenses		353,368		548,949
Operating Income/(Loss)		(229,398)		(446,479)
Interest Expense		-		-
Other Loss/(Income)		(20,832)		-
Income/(Loss) before provision for income taxes		(208,566)		(446,479)
Provision/(Benefit) for income taxes		-		-
Net Income/(Net Loss)	**$**	**(208,566)**	**$**	**(446,479)**

See accompanying notes to financial statements.

CHEMICAL TECHNOLOGIES INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Common Stock		Series Seed Stock		Additional Paid In	earnings/ (Accumulated	Total Shareholder
	Shares	Amount	Shares	Amount	Capital	Deficit)	Equity
Balance—December 31, 2019	4,181,558	**$ 42**	4,302,006	**$ 43**	**$ 274,980**	**$ (513,094)**	**$ (238,029)**
Capital contribution					23		23
Net income/(loss)						(446,479)	(446,479)
Balance—December 31, 2020	4,181,558	42	4,302,006	43	275,004	$ (959,573)	**$ (684,484)**
Net income/(loss)						(208,566)	(208,566)
Balance—December 31, 2021	**4,181,558**	**$ 42**	**4,302,006**	**$ 43**	**$ 275,004**	**$ (1,168,139)**	**$ (893,050)**

See accompanying notes to financial statements.

CHEMICAL TECHNOLOGIES INC.
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(208,566)	$	(446,479)
Changes in operating assets and liabilities:				
Acccounts receivable, net		(63,800)		(40,000)
Due from Related Parties		-		(15,100)
Accounts Payable		4,661		-
Other Current Liabilities		(1,714)		2,358
Net cash provided/(used) by operating activities		**(269,419)**		**(499,220)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		**-**		**-**
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		-		23
Forward Financing		7,286		-
Factoring		88,251		31,988
Amount due from related parties		19,150		-
Borrowing on SAFEs		160,000		150,000
Net cash provided/(used) by financing activities		**274,687**		**182,011**
Change in Cash		5,268		(317,209)
Cash—beginning of year		7,500		324,709
Cash—end of year	**$**	**12,769**	**$**	**7,500**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	-	$	-
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Chemical Technologies Inc. was incorporated on October 2, 2017, in the state of Delaware. The financial statements of Chemical Technologies Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dover, Delaware.

Chemical Technologies Inc. provides AI-based software and services for the manufacturing automation industry. The software can be applied to cosmetics, chemicals, oil, gas, and food production companies.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021, and December 31, 2020, the Company's cash and cash equivalents did not exceeded FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Income Taxes

Chemical Technologies Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from providing AI-based software and services to customers.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $40,132 and $23,912, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through March 28, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables and accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of Year Ended December 31,	2021	2020
Payroll liabilities	883	2,597
Total Other Current Liabilities	**$ 883**	**$ 2,597**

4. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 8,483,563 shares of Common Stock with par value of $0.00001. As of December 31, 2021, and December 31, 2020, 4,181,558 shares have been issued and are outstanding.

Preferred Stock

The Company is authorized to issue 4,302,006 shares of Preferred Shares with $0.00001 par value. As of December 31, 2021, and December 31, 2020, 4,302,006 shares of Preferred Shares have been issued and are outstanding.

5. DEBT

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

			As of Year Ended December 31,	
SAFE(s)	**Borrowing Period**	**Valuation Cap**	**2021**	**2020**
Safes I - II	Fiscal Year 2019	$ 6,000,000	$ 450,000	$ 450,000
Safe III	Fiscal Year 2020	$ 6,000,000	$ 150,000	$ 150,000
Safe IV-VI	Fiscal Year 2021	$ 9,000,000	$ 168,150	$ -
Total SAFE(s)			**$ 768,150**	**$ 600,000**

If there is an Equity Financing before the termination of this SAFE, on the initial closing of such Equity Financing, this SAFE will automatically convert into the greater of: (1) the number of shares of Standard Preferred Stock equal to the Purchase Amount divided by the lowest price per share of the Standard Preferred Stock; or (2) the number of shares of Safe Preferred Stock equal to the Purchase Amount divided by the SAFE Price. If there is a Liquidity Event before the termination of this SAFE, this SAFE will automatically be entitled to receive a portion of proceeds, due and payable to the investor immediately prior to, or concurrent with, the consummation of such Liquidity Event, equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount"). If there is a Dissolution Event before the termination of this SAFE, the Investor will automatically be entitled to receive a portion of Proceeds equal to the Cash-Out Amount, due and payable to the Investor immediately prior to the consummation of the Dissolution Event. In a Liquidity Event or Dissolution Event, this SAFE is intended to operate like standard non-participating Preferred Stock. The Investor's right to receive its Cash-Out Amount is: (i) Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock); (ii) On par with payments for other SAFEs and/or Preferred Stock, and if the applicable proceeds are insufficient to permit full payments to the Investor and such other SAFEs and/or Preferred Stock, the applicable proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and (iii) Senior to payments for Common Stock.

Keep It Simple Security (KISS-A)

Below are the details of the KISS-A notes:

		As of Year Ended December 31,	
Lender	**Borrowing Period**	**2021**	**2020**
500 Startups V, L.P.,	Fiscal Year 2019	$ 112,500	$ 112,500
Total KISS		**$ 112,500**	**$ 112,500**

Upon the closing of the Next Equity Financing, this KISS-A will be automatically converted into a number of Conversion Shares equal to the Target Conversion Shares. Next Equity Financing shall mean the next sale (or series of related sales) by the Company of its Preferred Stock (the "Next Preferred Stock") following the date of issuance from which the Company receives gross proceeds of not less than $1,000,000 (excluding the aggregate amount of securities converted into, or otherwise cancelled in exchange for, Next Preferred Stock, Shadow Series or any other series of Preferred Stock in connection with such sale (or series of related sales).

Forward Financing

During fiscal year 2021, the Company entered into a Future Receipts Sale Agreement with Forward Financing LLC in the amount of $12,580. It bears fixed processing fee of $495. The lender provides the company with the advance amount in exchange for sale of receivables to the lender. As of December 31, 2021, the outstanding balance of this kind of financing is in the amount of $7,286.

Factoring

During fiscal year 2021 and 2020, the company entered into a Factoring agreement with Payplant Alternatives Fund, who can advance up to 80% of an invoice. As of December 31, 2021, and December 31, 2020, the outstanding balances of this kind of financing is in the amount of $120,239 and $31,988, respectively.

Amount due from related parties

During 2021, the Company borrowed money from the related parties. The details of the loans are as follows:

					For the Year Ended December 2021		
Related party	**Principal Amount**	**Interest Rate**	**Borrowing Period**	**Maturity Date**	**Current Portion**	**Non-Current Portion**	**Total Indebtedness**
Usachev Vladimir Ivanovich	$ 8,150	0.00%	Fiscal Year 2021	No set maturity	$ 8,150		$ 8,150
Chemtech LLC	$ 11,000	0.00%	Fiscal Year 2021	No set maturity	11,000		11,000
Total					$ 19,150	$ -	$ 19,150

The imputed interest for 0% interest loans was deemed immaterial and thus, not recorded. Since there is no maturity date set and thus the loan may be called at any time, the loan was classified as current.

6. INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020 consists of the following:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (43,799)	$ (93,760)
Valuation Allowance	43,799	93,760
Net Provision for income tax	$ -	$ -

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,	2021	2020
Net Operating Loss	$ (228,707)	$ (184,908)
Valuation Allowance	228,707	184,908
Total Deferred Tax Asset	$ -	$ -

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $1,089,079, and the Company had state net operating loss ("NOL") carryforwards of approximately $1,089,079. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

7. RELATED PARTY

During 2021, the company received $8,150 from one of its owner, Usachev Vladimir Ivanovich in the amount of $11,000 from its 100% subsidiary company, Chemtech LLC. The loans bear no interest rate and has no set maturity date. As of December 31, 2021, the outstanding balance of this kind of financing was in the amount of $19,150 in total.

During the past period, the Company conducted software development activities, including license agreements to Chemtech LLC, which in total amounted to $125,750 in 2021 and $277,800 in 2020. There were no outstanding receivables as of December 31, 2021, and December 31, 2020.

On July 9, 2020, the Company entered into a loan agreement with Oleg Giiazov, the President of Chemical Technologies Inc. in the amount of $15,100, which bears no interest rate. The Borrower agrees to repay the loan no later than July 9, 2022, inclusively. As of December 31, 2021, and December 31, 2020, the outstanding balance of the loan is $15,100.

On February 26, 2022, the company issued a Simple Agreement for Future Equity in the amount of $50,000 to one of its owners, Vladimir Usachev. The Post-Money Valuation Cap is set to $10,000,000.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

9. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through March 28, 2022, which is the date the financial statements were available to be issued.

On February 26, 2022, the company issued a Simple Agreement for Future Equity in the amount of $50,000 to one of its owners, Vladimir Usachev. The Post-Money Valuation Cap is set to $10,000,000.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

10. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $229,398, an operating cash flow loss of $269,419, and liquid assets in cash of $12,769, which less than a year's worth of cash reserves as of December 31, 2021. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

This offering is not live or open to the public at this moment.

ChemTech AI

AI software for future manufacturing


AI Software
for Future
Manufacturing

Website · New York, NY · TECHNOLOGY

AI-based software designed to operate food, chemical, and cosmetic production lines. Fully autonomous and highly efficient. It ensures waste-free, energy-efficient, and low-carbon emission manufacturing.

$0.00 raised

0 Investors	$20M Valuation
$2.15 Price per Share	$494.50 Min. Investment
Preferred Shares Offered	Equity Offering Type
$1.07M Offering Max	Days Left

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

This investment is speculative, illiquid, and involves a high degree of risk, including the possible loss of your entire investment.

Reasons to Invest

- **Smart manufacturing is booming right now:** The rapidly increasing market is expected to grow at a CAGR of 68.9% for the next five years, reaching $43.6 billion by 2027 (source).
- **Corporations buy our product:** Manufacturing giants like International Flavors & Fragrances (NYSE: IFF) successfully renewed their subscription and scaled it to multiple factories.
- **Raised $1.25 million from some of the top VCs:** We previously raised funds from well-known Silicon Valley VCs, including 500 Startups, Momenta Ventures, and Kevin Mahaffey.

OVERVIEW

AI-powered autonomous production

AI Operator is an adaptable software for manufacturing that supports fully autonomous production. Backed by AI, it streamlines decision-making and helps manufacturers produce efficiently. Moreover, the software's instant reaction to the ever-changing production setting ensures waste-free, energy-efficient, and low-carbon emission manufacturing. AI Operator can be applied to different kinds of production processes - from cosmetics to chemicals and food.



**The above image is an example of the AI Operator Software*

THE PROBLEM

20% of every dollar spent in manufacturing is wasted due to inefficiencies

(source)

WHY CAN'T WE JUST PRODUCE EFFICIENTLY?

“It’s not rocket science - it’s much more difficult,” goes one of the industry’s jokes.

Producing an ordinary face cream involves over 30 different ingredients. These ingredients should be properly mixed and processed on multimillion-dollar equipment juggling a host of variables, such as temperature, pressure, and humidity, to meet 20 final product specifications. (source, source, source, source, source)

Just a few mistakes can cause tons of waste products and millions of dollars in losses.

HOW ARE FACTORIES HANDLING THAT?

Factories had installed thousands of sensors to monitor every tiny aspect of the production process. With that, an enormous amount of data has been accumulated rapidly. Manufacturing generates about 1,812 petabytes of data every year, more than communications, finance, retail, and several other industries (source).

PEOPLE ARE OVERWHELMED

Industrial workers are demanding to optimize a manufacturing process every minute based on data provided by sensors every second. Unfortunately, they are incapable of utilizing all the data; therefore, workers still rely on experience and intuition.



THE SOLUTION

AI Operator makes rapid data-driven decisions that we believe humans cannot.

AI Operator can fully automate a manufacturing process and provide consistent and optimum decisions in autopilot mode. Moreover, it automatically detects production issues in real-time before they happen.

AI VERSUS MANUAL CONTROL

In all cases around chemicals, cosmetics, and food production, performance reviews showed that the AI software outperformed human decisions and improved average manufacturing profit by **$3,200,000** per year, according to our research.

INDUSTRY RECOGNITION

AI Operator software was recognized as:

- HP Award **Best AR/VR/AI Technology** Finalists (source).
- StartUs Insights **Top 5 AI Solutions Impacting Heavy Industries** (source).
- StartUs Insights **Top 5 AI Solutions Impacting Process Industries** (source).
- **500 Startup Alumni** - the world-famous startup accelerator (source).

OUR TRACTION

Corporations trust our AI

The Fortune 500 manufacturing companies like International Flavors & Fragrances (NYSE: IFF) connected production lines to the AI Operator. They rely on our AI software 24 hours a day, 7 days a week.


The world's leading cosmetic
ingredient manufacturer,
buys our AI software.
iff

GROWTH MOMENTUM

We've signed contracts worth over $970,000 between January and April 2022.

Success with initial clients has created momentum to scale on the customer majority.


Signed
CONTRACTS
$970,000
In first 4 months of 2022

THE MARKET

Ready to scale to the $88.7 billion market

Our product is ready to scale across **smart manufacturing** and **digital twin markets**.

- The global smart manufacturing market was valued at $88.7 billion in 2021 and is projected to reach $228.2 billion by 2027 (source).
- By enabling digital twin technologies, the manufacturing market is expected to grow at a CAGR of 68.9% for the next five years, reaching $43.6 billion by 2027 (source).


Digital Twin Market
$43.6 billion
by 2017
68.9%
CAGR

WHY INVEST

Massive amount of data

To succeed with AI, you need data. The more data, the better AI you'll have.

Our AI has accumulated data from thousands of sensors across chemical, cosmetic, food, and oil and gas factories.

$1.25 MILLION IN FUNDING TO DATE

We’ve raised over $1.25 million in funding. Notable investors include 500 Startups, Momenta Ventures, and Kevin Mahaffey.


From Top VCs
RAISED
$1.25 million
500 Startups
Momenta Ventures
Kevin Mahaffey

LEADERSHIP

Oleg Giiazov, ChemTech AI's CEO, is an experienced entrepreneur in the industry.

Mr. Giiazov's previous RRT Global startup's technology, MAX-ISOM, was successfully acquired by the Fortune 500 engineering company, Kellogg Brown & Root (NYSE: KBR) (source).


ChemTech AI’s CEO
Oleg Giiazov
RRT Global

Mr. Giiazov is a world-recognized engineer. He has set the bar for the industry and has earned the following recognitions:

- 2017 HP Awards, **Most Promising Engineer** Winner
- 2019 HP Awards, **Best AR/VR/AI Technology** Finalist
- 2018 HP Awards, **Best Refining Technology** Finalist
- 2015 World Economic Forum, **Technology Pioneer** Nomination
- 2014 World Economic Forum, **Technology Pioneer** Nomination
- 2013 IHS Markit CERAWeek, **Energy Innovation Pioneer** Winner

HOW WE ARE DIFFERENT

Competitors added AI features to existing 20-year-old software. (source) That marketing trick doesn't solve customer problems. AI Operator solves the core problem: It operates the production line autonomously. Thereby workers can concentrate on strategic decisions instead of wasting time on routine tasks.

THE VISION

ChemTech AI is on a mission to help 3,000 production lines worldwide save billions, hoping to **eliminate 1,500,000,000 pounds of production waste by 2029**.

WHAT WE HAVE ALREADY DONE

We have already saved millions of pounds of products and eliminated manufacturing waste and carbon emissions from chemical, cosmetic, and food factories.

In the Press

SHOW MORE

Meet Our Team



Oleg Giiazov

CEO, Member of the board of directors

Oleg is an experienced entrepreneur in the industry.

Mr. Giiazov's previous RRT Global startup's technology, MAX-ISOM, was successfully acquired by the Fortune 500 company Kellogg Brown & Root (NYSE: KBR).

Mr. Giiazov is a world-recognized engineer: HP Awards, Most Promising Engineer Winner.

Offering Summary

Company	Chemical Technologies, Inc.
Corporate Address	287 Park Avenue South, New York, NY 10010
Offering Minimum	$9,999.65
Offering Maximum	$1,069,999.10
Minimum Investment Amount (per investor)	$494.50

Terms

Offering Type	Equity
Security Name	Preferred Stock
Minimum Number of Shares Offered	4,651
Maximum Number of Shares Offered	497,674
Price per Share	$2.15
Pre-Money Valuation	$19,970,698.55

Maximum number of shares offered subject to adjustment for bonus shares. See Bonus info below.

Investment Incentives and Bonuses*

Time-Based

Ultra Early Bird

Invest within the first 48 hours and receive an additional 15% bonus shares

Super Early Bird

Invest within the next 4 days and receive an additional 10% bonus shares.

Very Early Bird

Invest within the next 7 days and receive an additional 7% bonus shares.

Early Bird

Invest within the next 10 days and receive an additional 5% bonus shares.

Amount-Based

Tier 1: $2000+

Receive 5% bonus shares

Tier 2: $10,000+

Receive 10% bonus shares

Tier 3: $20,000+

Receive 15% bonus shares

Tier 4: $100,000+

Receive 15% bonus shares plus a one-to-one virtual meeting with the CEO every six months.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

Chemical Technologies, Inc., will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $2.15/ share, you will receive 110 shares of Preferred Stock, meaning you'll own 110 shares for $215. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are canceled or fail.

Investors will receive the highest single bonus they are eligible for among the bonuses based on the amount invested and time of offering elapsed (if any).

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Salary payments made to one's self, a friend or relative. Vendor payments.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

Follow ChemTech AI to get notified of future updates!

Comments (0 total)

Add a public comment...

0/2500

I'm not a robot reCAPTCHA Privacy - Terms

Post

Please sign in to post a comment.

Important Message

IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. INVESTMENTS ON STARTENGINE ARE SPECULATIVE, ILLIQUID, AND INVOLVE A HIGH DEGREE OF RISK, INCLUDING THE POSSIBLE LOSS OF YOUR ENTIRE INVESTMENT.

www.StartEngine.com is a website owned and operated by StartEngine Crowdfunding, Inc. ("StartEngine"), which is neither a registered broker-dealer, investment advisor nor funding portal.

Unless indicated otherwise with respect to a particular issuer, all securities-related activity is conducted by regulated affiliates of StartEngine: StartEngine Capital, LLC, a funding portal registered here with the US Securities and Exchange Commission (SEC) and here as a member of the Financial Industry Regulatory Authority (FINRA), or StartEngine Primary, LLC, a broker-dealer registered with the SEC and FINRA/SIPC. You can review the background of our broker-dealer and our investment professionals on FINRA's BrokerCheck here. StartEngine Secondary is an alternative trading system regulated by the SEC and operated by StartEngine Primary, LLC, a broker dealer registered with the SEC and FINRA.

Investment opportunities posted and accessible through the site are of three types:

1) Regulation A offerings (JOBS Act Title IV; known as Regulation A+), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Primary, LLC (unless otherwise indicated). 2) Regulation D offerings (Rule 506(c)), which are offered only to accredited investors. These offerings are made through StartEngine Primary, LLC. 3) Regulation Crowdfunding offerings (JOBS Act Title III), which are offered to non-accredited and accredited investors alike. These offerings are made through StartEngine Capital, LLC. Some of these offerings are open to the general public, however there are important differences and risks.

Any securities offered on this website have not been recommended or approved by any federal or state securities commission or regulatory authority. StartEngine and its affiliates do not provide any investment advice or recommendation and do not provide any legal or tax advice with respect to any securities. All securities listed on this site are being offered by, and all information included on this site is the responsibility of, the applicable issuer of such securities. StartEngine does not verify the adequacy, accuracy or completeness of any information. Neither StartEngine nor any of its officers, directors, agents and employees makes any warranty, express or implied, of any kind whatsoever related to the adequacy, accuracy, or completeness of any information on this site or the use of information on this site. See additional general disclosures here.

By accessing this site and any pages on this site, you agree to be bound by our Terms of Use and Privacy Policy, as may be amended from time to time without notice or liability.

Canadian Investors

Investment opportunities posted and accessible through the site will not be offered to Canadian resident investors.

Potential investors are strongly advised to consult their legal, tax and financial advisors before investing. The securities offered on this site are not offered in jurisdictions where public solicitation for offerings is not permitted; it is solely your responsibility to comply with the laws and regulations of your country of residence.

California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Making everyday stuff is a complex manufacturing process.

Production complexity leads to losses.

20% of every dollar spent in manufacturing is wasted.

Adding up to $8 Trillion each year.

Factories are installing thousands of sensors to address the issue.

Each production line generates 72 million data points daily.

Which is impossible for industrial workers to utilize.

This has fueled the need for industrial AI.

AI Operator makes rapid data-driven decisions that humans cannot

And ensures fully autonomous, waste-free, eco-friendly production.

Chemical, cosmetic, and food factories all over the world have installed it.

Initial success has created momentum to scale on the $88.7 billion market.

Join us

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 5.5-13% (five and one-half to thirteen) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities being offered and sold by the issuer on StartEngine Capital's website.

- As compensation for the services provided by StartEngine Capital, investors are also required to pay StartEngine Capital a fee consisting of a 0-3.5% (zero to three and a half percent) service fee based on the dollar amount of securities purchased in each investment.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before the new deadline.

- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach
$5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.

- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non- personal information including information related to income, net worth, and other investments.

- Investor Limitations: There are no investment limits for investing in crowdfunding offerings for accredited investors. Non-accredited investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

State of Delaware
Secretary of State
Division of Corporations
Delivered 09:27 AM 04/23/2020
FILED 09:27 AM 04/23/2020
SR 20203261392 - File Number 6564133

CERTIFICATE OF VALIDATION

CHEMICAL TECHNOLOGIES INC.

APRIL 22, 2020

The undersigned, being a duly authorized officer of CHEMICAL TECHNOLOGIES INC., a Delaware corporation (the "Company"), and acting in accordance with Section 204(e) of the General Corporation Law of the State of Delaware (the "DGCL"), hereby issues this Certificate of Validation stating that:

1. Board of Directors of the Company has adopted certain resolutions by Written Consent of a Meeting, for purposes of adopting and ratifying in all respects an otherwise arguably defective corporate acts.

2. The Resolution was adopted by the Board of Directors on April 21, 2020 and approved by the stockholders of the Company, representing a majority of the issued and outstanding shares of capital stock of the Company on April 21, 2020.

3. The Resolution was duly adopted in accordance with Section 204 of the DGCL, and all other applicable laws.

4. The defective corporate act and the nature of failure of authorization of such act are, the failure to have filed on August 31, 2018, an Amended and Restated Certificate of Incorporation (the "Restated Certificate") to (a) increase the authorized number of shares of Common Stock to 8,483,563, (b) authorize and designate 1,235,130 shares as Preferred Stock, (c) designate all of the shares of Preferred Stock as Series Seed Preferred Stock (the "Series Seed Preferred"), (d) state the rights, preferences and privileges of the shares of Preferred Stock, and (e) make such other changes (the "Defective Act"); which the officers of the Corporation were authorized to file and make effective the Restated Certificate on August 31, 2018, but due to a management miscommunication resulted in the Defective Act.

5. An Amended and Restated Certificate, containing all of the required information pursuant to Sections 242 and 245, to be made effective as of August 31, 2018 at 9:00 am EST is attached hereto as Exhibit A.

IN WITNESS WHEREOF, the Company has caused this Certificate of Validation to be signed by its duly authorized officer on this 22 day of April, 2020.

By: ____________________

Evgeny Bunin
Chief Executive Officer

EXHIBIT A

RESTATED CERTIFICATE

CHEMICAL TECHNOLOGIES INC.

FIRST AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware)

Chemical Technologies Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"), does hereby certify as follows:

1. The name of this corporation is Chemical Technologies Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on October 2, 2017.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

   RESOLVED: That the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This First Amended and Restated Certificate of Incorporation (this "Restated Certificate") was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Restated Certificate, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate has been executed by a duly authorized officer of this corporation on this 31 day of August, 2018.

By:____________________________

Evgeny Bunin, Chief Executive Officer

EXHIBIT A

CHEMICAL TECHNOLOGIES INC.

FIRST AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

ARTICLE I

The name of this corporation is Chemical Technologies Inc. (the "Corporation").

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 910 Foulk Road, Suite 201 in the City of Wilmington, County of New Castle, 19803. The name of its registered agent at such address is Corporations & Companies, Inc.

ARTICLE III

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE IV

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (a) 8,483,563 shares of Common Stock, $0.00001 par value per share ("Common Stock"), and (b) 1,235,130 shares of Preferred Stock, $0.00001 par value per share ("Preferred Stock"). The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this First Amended and Restated Certificate of Incorporation (this "Restated Certificate"), all 1,235,130 shares of the authorized Preferred Stock of the Corporation are hereby designated "Series Seed Preferred Stock". The following is a statement of the designations and the rights, powers and privileges, and the qualifications, limitations or restrictions thereof, in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein.

2. Voting. Except as otherwise provided herein or by applicable law, the holders of the Common Stock and the holders of the Preferred Stock shall at all times vote together as one class on all matters submitted to a vote or for the consent of the stockholders of the Corporation. The holders of the Common Stock are entitled to ten (10) votes for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article IV refer to sections of this Part B.

1. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1. Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the Original Issue Price (as defined below) for such share of Preferred Stock, plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Original Issue Price" shall mean $0.41 per share for the Series Seed Preferred Stock.

1.2. Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred

Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3. Deemed Liquidation Events.

1.3.1. Definition. Each of the following events shall be considered a "Deemed Liquidation Event" unless the holders of at least a majority of the outstanding shares of Preferred Stock, the "Requisite Holders", elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of Options (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation; or

(b) the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2. Allocation of Escrow. In the event of a Deemed Liquidation Event pursuant to Section 1.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow, the definitive agreement for such transaction shall provide that the portion of such consideration that is placed in escrow shall be allocated among the holders of capital stock of the Corporation pro rata based on the amount of such consideration otherwise payable to each stockholder (such that each stockholder has placed in escrow the same percentage of the total consideration payable to such stockholder as every other stockholder).

1.3.3. Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 shall be the cash or the value of the

property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder shall be entitled to one (1) vote for each share of Seed Preferred Stock held by such holder on the record date for the meeting. Fractional votes shall not be permitted and any fractional voting rights available shall be rounded to the nearest whole number (with one-half being rounded upward).

3. Dividends. All dividends shall be declared pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock and Preferred Stock held by such holders.

4. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

5. Waiver. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

6. Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its capital stock for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of capital stock shall be entitled to exchange their shares of capital stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the

amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 20 days prior to the earlier of the record date or effective date for the event specified in such notice.

7. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

ARTICLE V

No stockholder of the Corporation shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and any stockholder.

ARTICLE VI

A. AMENDMENT OF BYLAWS. In furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

B. NUMBER OF DIRECTORS. The number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

ARTICLE VII

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the

General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article VII by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

* * * * *

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "CHEMICAL TECHNOLOGIES INC.", FILED IN THIS OFFICE ON THE TWENTIETH DAY OF OCTOBER, A.D. 2020, AT 9:41 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

SECRETARY'S OFFICE DELAWARE 1793 1847

6564133 8100
SR# 20207913561

Authentication: 203896347
Date: 10-20-20

CHEMICAL TECHNOLOGIES INC.

FIRST AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Chemical Technologies Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"), does hereby certify as follows:

1. The name of this corporation is Chemical Technologies Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on October 2, 2017.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

   RESOLVED: That the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This First Amended and Restated Certificate of Incorporation (this "Restated Certificate") was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Restated Certificate, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate has been executed by a duly authorized officer of this corporation on this 10 / 20 / 2020.

By: Evgenii Bunin

__________, Chief Executive Officer

EXHIBIT A

CHEMICAL TECHNOLOGIES INC.

FIRST AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

ARTICLE I

The name of this corporation is Chemical Technologies Inc. (the "Corporation").

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 910 Foulk Road, Suite 201 in the City of Wilmington, County of New Castle, 19803. The name of its registered agent at such address is Corporations & Companies, Inc.

ARTICLE III

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE IV

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (a) 8,483,563 shares of Common Stock, $0.00001 par value per share ("Common Stock"), and (b) 4,302,006 shares of Preferred Stock, $0.00001 par value per share ("Preferred Stock"). The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this First Amended and Restated Certificate of Incorporation (this "Restated Certificate"), all 4,302,006 shares of the authorized Preferred Stock of the Corporation are hereby designated "Series Seed Preferred Stock". The following is a statement of the designations and the rights, powers and privileges, and the qualifications, limitations or restrictions thereof, in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein.

2. Voting. Except as otherwise provided herein or by applicable law, the holders of the Common Stock and the holders of the Preferred Stock shall at all times vote together as one class on all matters submitted to a vote or for the consent of the stockholders of the Corporation. The holders of the Common Stock are entitled to ten (10) votes for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article IV refer to sections of this Part B.

1. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1. Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the Original Issue Price (as defined below) for such share of Preferred Stock, plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Original Issue Price" shall mean $0.41 per share for the Series Seed Preferred Stock.

1.2. Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred

Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3. Deemed Liquidation Events.

1.3.1. Definition. Each of the following events shall be considered a "Deemed Liquidation Event" unless the holders of at least a majority of the outstanding shares of Preferred Stock, the "Requisite Holders", elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of Options (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation; or

(b) the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2. Allocation of Escrow. In the event of a Deemed Liquidation Event pursuant to Section 1.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow, the definitive agreement for such transaction shall provide that the portion of such consideration that is placed in escrow shall be allocated among the holders of capital stock of the Corporation pro rata based on the amount of such consideration otherwise payable to each stockholder (such that each stockholder has placed in escrow the same percentage of the total consideration payable to such stockholder as every other stockholder).

1.3.3. Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 shall be the cash or the value of the

property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder shall be entitled to one (1) vote for each share of Seed Preferred Stock held by such holder on the record date for the meeting. Fractional votes shall not be permitted and any fractional voting rights available shall be rounded to the nearest whole number (with one-half being rounded upward).

3. Dividends. All dividends shall be declared pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock and Preferred Stock held by such holders.

4. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

5. Waiver. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

6. Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its capital stock for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of capital stock shall be entitled to exchange their shares of capital stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the

amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 20 days prior to the earlier of the record date or effective date for the event specified in such notice.

7. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

ARTICLE V

No stockholder of the Corporation shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and any stockholder.

ARTICLE VI

A. AMENDMENT OF BYLAWS. In furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

B. NUMBER OF DIRECTORS. The number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

ARTICLE VII

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the

General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article VII by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

* * * * *

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE RESTATED CERTIFICATE OF "CHEMICAL TECHNOLOGIES INC.", FILED IN THIS OFFICE ON THE FOURTH DAY OF APRIL, A.D. 2022, AT 1:03 O`CLOCK P.M.

Jeffrey W. Bullock, Secretary of State

6564133 8100
SR# 20221310837

Authentication: 203097571
Date: 04-05-22

State of Delaware
Secretary of State
Division of Corporations
Delivered 01:03 PM 04/04/2022
FILED 01:03 PM 04/04/2022
SR 20221289466 - File Number 6564133

CHEMICAL TECHNOLOGIES INC.

SECOND AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION

(Pursuant to Sections 242 and 245 of the
General Corporation Law of the State of Delaware)

Chemical Technologies Inc., a corporation organized and existing under and by virtue of the provisions of the General Corporation Law of the State of Delaware (the "General Corporation Law"), does hereby certify as follows:

1. The name of this corporation is Chemical Technologies Inc. and that this corporation was originally incorporated pursuant to the General Corporation Law on October 2, 2017.

2. The Board of Directors of this corporation duly adopted resolutions proposing to amend and restate the Certificate of Incorporation of this corporation, declaring said amendment and restatement to be advisable and in the best interests of this corporation and its stockholders, and authorizing the appropriate officers of this corporation to solicit the consent of the stockholders therefor, which resolution setting forth the proposed amendment and restatement is as follows.

   RESOLVED: That the Certificate of Incorporation of this corporation be amended and restated in its entirety to read as set forth on Exhibit A attached hereto and incorporated herein by this reference.

3. Exhibit A referred to above is attached hereto as Exhibit A and is hereby incorporated herein by this reference. This Second Amended and Restated Certificate of Incorporation (this "Restated Certificate") was approved by the holders of the requisite number of shares of this corporation in accordance with Section 228 of the General Corporation Law.

4. This Restated Certificate, which restates and integrates and further amends the provisions of this corporation's Certificate of Incorporation, has been duly adopted in accordance with Sections 242 and 245 of the General Corporation Law.

IN WITNESS WHEREOF, this Restated Certificate has been executed by a duly authorized officer of this corporation on this 28 day of March, 2022.

By: ______________________
Oleg Giiazov, Chief Executive Officer

EXHIBIT A

CHEMICAL TECHNOLOGIES INC.

SECOND AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

ARTICLE I

The name of this corporation is Chemical Technologies Inc. (the "Corporation").

ARTICLE II

The address of the registered office of the Corporation in the State of Delaware is 850 New Burton Road, Suite 201, Dover, Kent, DE, 19904. The name of its registered agent at such address is COGENCY GLOBAL INC.

ARTICLE III

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law.

ARTICLE IV

The total number of shares of all classes of stock which the Corporation shall have authority to issue is (a) 9,288,697 shares of Common Stock, $0.00001 par value per share ("Common Stock"), and (b) 7,363,949 shares of Preferred Stock, $0.00001 par value per share ("Preferred Stock"). The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this Second Amended and Restated Certificate of Incorporation (this "Restated Certificate"), all 7,363,949 shares of the authorized Preferred Stock of the Corporation are hereby designated "Series Seed Preferred Stock". The following is a statement of the designations and the rights, powers and privileges, and the qualifications, limitations or restrictions thereof, in respect of each class of capital stock of the Corporation.

A. COMMON STOCK

1. General. The dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and privileges of the holders of the Preferred Stock set forth herein.

2. Voting. Except as otherwise provided herein or by applicable law, the holders of the Common Stock and the holders of the Preferred Stock shall at all times vote together as one class on all matters submitted to a vote or for the consent of the stockholders of the Corporation. The holders of the Common Stock are entitled to ten (10) votes for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). Unless required by law, there shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

B. PREFERRED STOCK

The following rights, powers and privileges, and restrictions, qualifications and limitations, shall apply to the Preferred Stock. Unless otherwise indicated, references to "Sections" in this Part B of this Article IV refer to sections of this Part B.

1. Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

1.1. Payments to Holders of Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or any Deemed Liquidation Event (as defined below), before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, the holders of shares of Preferred Stock then outstanding shall be entitled to be paid out of the funds and assets available for distribution to its stockholders, an amount per share equal to the Original Issue Price (as defined below) for such share of Preferred Stock, plus any dividends declared but unpaid thereon. If upon any such liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, the funds and assets available for distribution to the stockholders of the Corporation shall be insufficient to pay the holders of shares of Preferred Stock the full amount to which they are entitled under this Section 1.1, the holders of shares of Preferred Stock shall share ratably in any distribution of the funds and assets available for distribution in proportion to the respective amounts that would otherwise be payable in respect of the shares of Preferred Stock held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The "Original Issue Price" shall mean $0.41 per share for the Series Seed Preferred Stock.

1.2. Payments to Holders of Common Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up or Deemed Liquidation Event of the Corporation, after the payment of all preferential amounts required to be paid to the holders of shares of Preferred

Stock as provided in Section 1.1, the remaining funds and assets available for distribution to the stockholders of the Corporation shall be distributed among the holders of shares of Common Stock, pro rata based on the number of shares of Common Stock held by each such holder.

1.3. Deemed Liquidation Events.

1.3.1. Definition. Each of the following events shall be considered a "Deemed Liquidation Event" unless the holders of at least a majority of the outstanding shares of Preferred Stock, the "Requisite Holders", elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(a) a merger or consolidation in which (i) the Corporation is a constituent party or (ii) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger or consolidation continue to represent, or are converted into or exchanged for equity securities that represent, immediately following such merger or consolidation, at least a majority, by voting power, of the equity securities of (1) the surviving or resulting party or (2) if the surviving or resulting party is a wholly owned subsidiary of another party immediately following such merger or consolidation, the parent of such surviving or resulting party; *provided* that, for the purpose of this Section 1.3.1, all shares of Common Stock issuable upon exercise of Options (as defined below) outstanding immediately prior to such merger or consolidation shall be deemed to be outstanding immediately prior to such merger or consolidation; or

(b) the sale, lease, transfer or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or, if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, the sale or disposition (whether by merger or otherwise) of one or more subsidiaries of the Corporation, except where such sale, lease, transfer or other disposition is to the Corporation or one or more wholly owned subsidiaries of the Corporation.

1.3.2. Allocation of Escrow. In the event of a Deemed Liquidation Event pursuant to Section 1.3.1(a)(i), if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow, the definitive agreement for such transaction shall provide that the portion of such consideration that is placed in escrow shall be allocated among the holders of capital stock of the Corporation pro rata based on the amount of such consideration otherwise payable to each stockholder (such that each stockholder has placed in escrow the same percentage of the total consideration payable to such stockholder as every other stockholder).

1.3.3. Amount Deemed Paid or Distributed. The funds and assets deemed paid or distributed to the holders of capital stock of the Corporation upon any such merger, consolidation, sale, transfer or other disposition described in this Section 1.3 shall be the cash or the value of the

property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board.

2. Voting. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder shall be entitled to one (1) vote for each share of Seed Preferred Stock held by such holder on the record date for the meeting. Fractional votes shall not be permitted and any fractional voting rights available shall be rounded to the nearest whole number (with one-half being rounded upward).

3. Dividends. All dividends shall be declared pro rata on the Common Stock and the Preferred Stock on a pari passu basis according to the number of shares of Common Stock and Preferred Stock held by such holders.

4. Redeemed or Otherwise Acquired Shares. Any shares of Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of Preferred Stock following redemption.

5. Waiver. Any of the rights, powers, privileges and other terms of the Preferred Stock set forth herein may be waived on behalf of all holders of Preferred Stock by the affirmative written consent or vote of the holders of the Requisite Holders.

6. Notice of Record Date. In the event:

(a) the Corporation shall take a record of the holders of its capital stock for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(b) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation, or any Deemed Liquidation Event; or

(c) of the voluntary or involuntary dissolution, liquidation or winding-up of the Corporation,

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right, and the amount and character of such dividend, distribution or right, or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up is proposed to take place, and the time, if any is to be fixed, as of which the holders of record of capital stock shall be entitled to exchange their shares of capital stock for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding-up, and the

amount per share and character of such exchange applicable to the Preferred Stock and the Common Stock. Such notice shall be sent at least 20 days prior to the earlier of the record date or effective date for the event specified in such notice.

7. Notices. Except as otherwise provided herein, any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation, or given by electronic communication in compliance with the provisions of the General Corporation Law, and shall be deemed sent upon such mailing or electronic transmission.

ARTICLE V

No stockholder of the Corporation shall have a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and any stockholder.

ARTICLE VI

A. AMENDMENT OF BYLAWS. In furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of the Corporation.

B. NUMBER OF DIRECTORS. The number of directors of the Corporation shall be determined in the manner set forth in the Bylaws of the Corporation.

C. BALLOT. Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

D. MEETINGS AND BOOKS. Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board or in the Bylaws of the Corporation.

ARTICLE VII

A. LIMITATION. To the fullest extent permitted by law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. If the General Corporation Law or any other law of the State of Delaware is amended after approval by the stockholders of this Article VII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the

General Corporation Law as so amended. Any repeal or modification of the foregoing provisions of this Article VII by the stockholders of the Corporation shall not adversely affect any right or protection of a director of the Corporation existing at the time of, or increase the liability of any director of the Corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

B. INDEMNIFICATION. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which General Corporation Law permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law.

C. MODIFICATION. Any amendment, repeal or modification of the foregoing provisions of this Article VII shall not adversely affect any right or protection of any director, officer or other agent of the Corporation existing at the time of such amendment, repeal or modification.

* * * * *

Delaware

The First State

I, JEFFREY W. BULLOCK, SECRETARY OF STATE OF THE STATE OF DELAWARE, DO HEREBY CERTIFY THE ATTACHED IS A TRUE AND CORRECT COPY OF THE CERTIFICATE OF AMENDMENT OF "CHEMICAL TECHNOLOGIES INC.", FILED IN THIS OFFICE ON THE TWENTY-EIGHTH DAY OF APRIL, A.D. 2022, AT 11:03 O`CLOCK A.M.

Jeffrey W. Bullock, Secretary of State

6564133 8100
SR# 20221674320

Authentication: 203299457
Date: 04-28-22

You may verify this certificate online at corp.delaware.gov/authver.shtml

State of Delaware
Secretary of State
Division of Corporations
Delivered 11:03 AM 04/28/2022
FILED 11:03 AM 04/28/2022
SR 20221674320 - File Number 6564133

CERTIFICATE OF AMENDMENT OF FIRST AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF

CHEMICAL TECHNOLOGIES INC.

The undersigned hereby certifies that:

1. He is the duly elected and acting Chief Executive Officer CHEMICAL TECHNOLOGIES INC., a Delaware corporation.

2. The Certificate of Incorporation of this corporation was originally filed with the Secretary of State of Delaware on October 2, 2017.

3. Pursuant to Section 242 of the General Corporation Law of the State of Delaware, this Certificate of Amendment amends the first paragraph of Article IV of this corporation's First Amended and Restated Certificate of Incorporation to read as follows:

   The total number of shares of all classes of stock which the Corporation shall have authority to issue is (a) 14,288,697 shares of Common Stock, $0.00001 par value per share ("Common Stock"), and (b) 12,363,949 shares of Preferred Stock, $0.00001 par value per share ("Preferred Stock"). The Preferred Stock may be issued from time to time in one or more series, each of such series to consist of such number of shares and to have such terms, rights, powers and preferences, and the qualifications and limitations with respect thereto, as stated or expressed herein. As of the effective date of this First Amended and Restated Certificate of Incorporation (this "Restated Certificate"), all shares of the authorized Preferred Stock of the Corporation are hereby designated "Series Preferred Stock". The following is a statement of the designations and the rights, powers and privileges, and the qualifications, limitations or restrictions thereof, in respect of each class of capital stock of the Corporation.

4. The foregoing Certificate of Amendment has been duly adopted by this corporation's Board of Directors and stockholders in accordance with the applicable provisions of Sections 228 and 242 of the General Corporation Law of the State of Delaware.

The undersigned has executed this Certificate as of April 27, 2022.

By: ______________________________
Oleg Giiazov, Chief Executive Officer